Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
ICON plc:

We consent to the use of our reports dated February 24, 2021, with respect to the consolidated balance sheets of ICON plc and subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and the effectiveness of internal control over financial reporting as of December 31, 2020, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

<KPMG>

Dublin, Ireland
April 26, 2021